SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 2
                                       to
                                  Schedule TO/A
                      Tender Offer Statement Under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                The Toro Company
                       (Name of Subject Company (Issuer))

                           The Toro Company (Offeror)

 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                    891092108
                      (Cusip Number of Class of Securities)

                              J. Lawrence McIntyre
                  Vice President, Secretary and General Counsel
                                The Toro Company
          8111 Lyndale Avenue South, Bloomington, Minnesota 55420-1196
                            Telephone: (952) 888-8801
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                            Richard D. Katcher, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

                            Calculation of Filing Fee

================================================================================
Transaction Valuation*                Amount of Filing Fee**
$150,000,000                          $19,005
================================================================================
* Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 2,500,000 outstanding shares of common stock, par value $1.00 per share, are being purchased at the maximum possible tender offer price of $60.00 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities Exchange Commission, equals $126.70 per million of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:  $19,005
       Form or Registration No.:  Schedule TO
       Filing Party:  The Toro Company
       Date Filed:  March 17, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
       Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]    third-party tender offer subject to Rule 14d-1.
[X]    issuer tender offer subject to Rule 13e-4.
[ ]    going-private transaction subject to Rule 13e-3.
[ ]    amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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                         AMENDMENT NO. 2 TO SCHEDULE TO

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 17, 2004, as amended by Amendment No. 1 filed on March 22, 2004 (as amended, the "Schedule TO") by The Toro Company, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase up to 2,500,000 shares of its common stock, $1.00 par value per share, including the associated preferred stock purchase rights (together, the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by the Company between $56.50 and $60.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated March 17, 2004 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively.

         The information in the Offer is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are hereby amended as follows:

(1) The first sentence of the Section entitled "Forward-Looking Statements" on page ii of the Offer to Purchase is amended by deleting the following clause: "within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934." The Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.

(2) The answer to the question "When will Toro pay for the shares I tender?" set forth in the "Summary Term Sheet" on page 5 of the Offer to Purchase is amended by adding the following proviso at the end of the answer "; provided, however, that we do not expect to announce the results of pro ration and begin paying for tendered shares until at least five business days after the expiration of the tender offer".

(3) The last sentence of the fourth paragraph of Section 3 ("Procedures for Tendering Shares - Proper Tender of Shares") on page 11 of the Offer to Purchase is amended to read in its entirety as follows:

          "Note that this election could have the effect of decreasing the price at which Toro purchases tendered shares because shares tendered using this election will be available for purchase at the minimum price of $56.50 per share and, as a result, it is possible that this election could result in Toro purchasing tendered shares at the minimum price of $56.50 per share."


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(4)       The third sentence in the last paragraph on page 14 of the Offer to
          Purchase appearing under the caption "Procedures for Tendering Shares
          - Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give notice of Defects" is amended by deleting the clause "any of the conditions of the tender offer or".

(5) The last paragraph in Section 4 ("Withdrawal Rights") on page 16 of the Offer to Purchase is amended by deleting it in its entirety.

(6) The first sentence of the first paragraph of Section 7 ("Conditions of the Tender Offer") on page 18 of the Offer to Purchase is amended by replacing the clause "before the payment date" with the clause "before the expiration date" and by deleting the parenthetical "(including any action or omission to act by Toro)".

          The first sentence of the last paragraph of Section 7 ("Conditions of the Tender Offer") on page 20 of the Offer to Purchase is amended by deleting the parenthetical "(including any action or inaction by Toro)" and by replacing the clause "before the payment date" with the clause "before the expiration date".

(7) The first sentence of the last paragraph of Section 10 ("Certain Information Concerning Toro - Incorporation by Reference") on page 24 of the Offer to Purchase is amended by deleting the phrase "and any additional documents that we may file with the Securities and Exchange Commission between the date of this offer to purchase and the expiration of the tender offer".

(8) On April 5, 2004, the reported closing price of the Shares on the New York Stock Exchange was $62.90 per Share. Toro urges stockholders to obtain current market quotations for the Shares.



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


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      THE TORO COMPANY

                                      By:    /s/   J. Lawrence McIntyre
                                          --------------------------------------
                                          Name:    J. Lawrence McIntyre
                                          Title:   Vice President, Secretary and
                                                   General Counsel

Dated:  April 6, 2004



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